

April 9, 2015

Via E-mail
Mr. Daniel J. Brennan
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, Massachusetts 01752

      Re: **Boston Scientific Corporation**
               Form 10-K for the Year Ended December 31, 2014
               Filed February 25, 2015
               File No. 001-11083

Dear Mr. Brennan:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 8. Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page 65

1.   Your consolidated statements of comprehensive income (loss) are on page 65 while your consolidated statements of operations are on page 62. In future filings, to comply with FASB ASC 220-10-45-1 through 45-1B, please either report comprehensive income in a single continuous financial statement or in two separate but consecutive financial statements. Refer to the examples provided at ASC 220-10-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant